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Via EDGAR

Tom Kluck
Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-3628

RE:	Alexander & Baldwin, Inc.
Registration Statement on Form S-4
Filed July 5, 2013
Filed No. 333-189822

Dear Mr. Kluck:

On behalf of Alexander & Baldwin, Inc. (the “Company”), set forth below is the Company’s response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 31, 2013 (the “Comment Letter”) relating to the registration statement on Form S-4 (File No. 333-189822) filed by the Company on July 5, 2012 (the “Registration Statement”). The heading and numbered paragraph of this letter correspond to the heading and numbered paragraph contained in the Comment Letter. To facilitate your review, we have reproduced the text of the Staff’s comment in italics below.

Concurrently with the filing of this letter, the Company is filing Amendment No. 1 to the Registration Statement reflecting, as appropriate, the response to the Staff’s comment contained herein. We have supplementally provided a blackline of Amendment No. 1 to the Registration Statement marked against the initial filing to facilitate the Staff’s review.

Incorporation by Reference, page 152

1.              Please specifically incorporate by reference each current report on Form 8-K filed since the end of your last fiscal year. Please refer to Item 11(a)(2) of Form S-4.  In addition, please also revise to specifically incorporate by reference any other quarterly reports or applicable current reports that are filed after your initial registration statement and prior to effectiveness. For additional guidance, please see Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05.

Response: In response to the Staff’s comment, the Company has revised the section entitled “Incorporation by Reference” beginning on page 153.

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If you have any questions with respect to the foregoing, please contact me at (202) 371-7233.

Very truly yours,

/s/ Marc S. Gerber
Marc S. Gerber